Legend International Holdings, Inc.
                          580 St. Kilda Road - Level 8
                              St. Kilda Rd. Central
                            Melbourne, Victoria 3004
                                    Australia



                                        October 27, 2009

VIA EDGAR
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United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Lucas, Esq.

          Re:  Legend International Holdings, Inc.
               Post-Effective Amendment No. 3 to Form S-1
               Filed April 29, 2009
               File No. 333-152691
               ------------------------------------------

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (the "Company"), we are filing herewith via Edgar Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 ("P/E Amendment No. 3"). We have set forth below the Company's responses to the Staff's comment letter dated October 20, 2009 with respect to the Company's Post-Effective Amendment No. 3 ("P/E Amendment No. 3") to Form S-1 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Post-Effective Amendment No. 3 to Form S-1
------------------------------------------

General
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1.   We note your response to comment 2 from our letter dated June 23, 2009.
     Given Mr. Gutnick's interests in North Australian Diamonds Ltd. and Yahalom International resources Corporation, it is not clear why you have not provided the related-party transaction disclosure required by Item 404 of Regulation S-K. Please revise or advise.

     We understand from our counsel, Brian Brodrick, that the Staff has raised a question as to whether Mr. Gutnick is a stockholder of Yahalom. In response, we have revised the disclosure in the Prospectus Summary to provide more specific information concerning the stockholder of Yahalom. As indicated therein, the shares of Yahalom are held in trust by Northern Raizel Pty Ltd., as trustee of a family trust for the benefit of members of Mr. Gutnick's family. Mr. Gutnick is a director and a stockholder of Northern Raizel Pty Ltd.

Securities and Exchange Commission
October 27, 2009
Page 2


     We have also revised the Certain Relationships and Related Transactions section of the Registration Statement to insert the disclosure concerning the NAD takeover in this section.

On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at our counsel, Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700 or the undersigned at 011-613-8532-2860.

                                        Very truly yours,

                                        LEGEND INTERNATIONAL HOLDINGS, INC.


                                        By: /s/ Peter Lee
                                            ------------------------------------
                                            Peter Lee
                                            Chief Financial Officer